SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Special Shareholder Meeting

On December 19, 2024, MediWound Ltd. (“we,” “us” or the “Company”) held its special general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on one proposal, which is listed below and was described in more detail in our notice and proxy statement for the Meeting, which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on November 14, 2024. This description is incorporated by reference herein.

Based on the presence in person or by proxy at the Meeting of 4,049,940 (or 37.5%) of our outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.07 per share (“ordinary shares”) as of the November 12, 2024 record date for the Meeting, constituting the requisite quorum, the following numbered proposal, which was presented for a vote at the Meeting, was approved by the below majority of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”) (the majority, as reflected in the percentages presented below, was determined after excluding abstentions, in accordance with the Companies Law):

(1)	Adoption of the Company’s 2024 Share Incentive Plan, under which 280,375 ordinary shares will be rolled over from the Company’s expiring 2014 Equity Incentive Plan:

Votes in Favor	Votes Against	Abstentions
3,498,317 (88%)	477,214 (12%)	74,409

Incorporation by Reference

The content of this report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022 and August 15, 2023 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697 and 333-273997, respectively) and on Form F-3 filed with the SEC on May 25, 2022 and August 29, 2024 (Registration Nos. 333-265203 and 333-281843, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer